Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Three months Ended March 31, 2008	For the year ended December 31,
		2007	2006 (1)		2005	2004
Ratio of Earnings to fixed charges
Pretax earnings (loss) from continuing operations	$(14,346)	$(50,823)	$(572,907)		$9,159	$63,574
Add:
Fixed charges	15,517	58,548	46,178		41,039	41,253

Total Earnings (Loss) (A)	$1,171	$7,725	$(526,729)		$50,198	$104,827

Interest Expense	$12,995	$48,836	$36,907		$32,694	$33,967
Estimate of the interest within rental expense	2,522	9,712	9,271		8,345	7,286

Total Fixed Charges (B)	$15,517	$58,548	$46,178		$41,039	$41,253

Ratio (A/B)	0.08x	0.13x	(11.41	)x	1.22x	2.54x

(1)	Earnings for the year ended December 31, 2006 were inadequate to cover fixed charges. The coverage deficiency was $572,907.